EXHIBIT 99.1

HARRY WINSTON DIAMOND CORPORATION
(formerly Aber Diamond Corporation)

ANNUAL INFORMATION FORM

APRIL 23, 2008

HARRY WINSTON DIAMOND CORPORATION
P.O. Box 4569, Station A
Toronto, Ontario, Canada   M5W 4T9
Tel  416.362.2237  Fax 416.362.2230

www.investor.harrywinston.com

HARRY WINSTON DIAMOND CORPORATION

TABLE OF CONTENTS

ITEM 1 - CORPORATE STRUCTURE	4
NAME, ADDRESS AND INCORPORATION	4
INTERCORPORATE RELATIONSHIPS	4
ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS	6
THREE YEAR HISTORY	6
Credit Facilities	8
ITEM 3 - DESCRIPTION OF THE BUSINESS	9
GENERAL	9
MINING	9
Principal Markets and Distribution	9
Production	9
Specialized Skills and Knowledge	10
Competitive Conditions	10
Seasonality	10
Employees	10
Foreign Operations	10
RETAIL	11
Principal Markets and Distribution	11
Production and Raw Materials	11
Specialized Skills and Knowledge	11
Competitive Conditions	11
Trademarks	12
Seasonality	12
Economic Dependence	12
Environmental Protection	12
Employees	12
Foreign Operations	12
SOCIAL AND ENVIRONMENTAL POLICIES	12
Aboriginal Issues and Local Resources	12
Environmental Regulations	13
Kimberley Process Certification Scheme	14
RISKS AND UNCERTAINTIES	14
Nature of Mining	14
Nature of Joint Arrangement with DDMI	14
Diamond Prices and Demand for Diamonds	15
Currency Risk	15
Licenses and Permits	15
Regulatory and Environmental Risks	16
Climate Change	16
Resource and Reserve Estimates	16
Insurance	16
Fuel Costs	17
Reliance on Skilled Employees	17
Expansion of the Existing Salon Network	17
Competition in the Luxury Jewelry Segment	17

MINERAL PROPERTIES	18
The Diavik Diamond Mine	18
Property Location, Access and Infrastructure	18
History	19
Geology	20
Exploration	20
Mineralization	21
Mining Operations	21
Drilling and Sampling	22
Mineral Resources and Mineral Reserve Estimates	22
Other relevant data and information	24
ITEM 4 - DIVIDENDS	25
ITEM 5 - DESCRIPTION OF CAPITAL STRUCTURE	25
ITEM 6 - MARKET FOR SECURITIES	26
TRADING PRICE AND VOLUME	26
ITEM 7 - DIRECTORS AND OFFICERS	26
NAME, OCCUPATION AND SECURITY HOLDING	26
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	30
ITEM 8 - AUDIT COMMITTEE	31
EDUCATION AND EXPERIENCE	31
PRE-APPROVAL POLICIES AND PROCEDURES	32
External Auditor Service Fees	32
ITEM 9 - LEGAL PROCEEDINGS	32
ITEM 10 - TRANSFER AGENT AND REGISTRAR	32
ITEM 11 - INTERESTS OF EXPERTS	32
ITEM 12 - MATERIAL CONTRACTS	33
ITEM 13 - ADDITIONAL INFORMATION	33
APPENDIX 1:AUDIT COMMITTEE CHARTER	34
APPENDIX 2:GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT	45

Currency

Unless otherwise specified, all dollar references are to United States dollars. On April 22, 2008, one Canadian dollar was worth approximately $0.9967 in US currency, based on the noon buying rate of the Bank of Canada.

Forward-Looking Information

Certain information included in this Annual Information Form and other documents the Company has publicly filed on SEDAR may constitute forward-looking information within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements and the funding thereof, estimated reserves and resources at, and production from, the Diavik Diamond Mine, potential improvements in grade and tonnage at the Diavik Diamond Mine, the expected life of the Diavik Diamond Mine, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, the number and timing of expected rough diamond sales and expectations concerning the diamond industry and the market for jewelry and luxury goods. Actual results may vary. See “Risk Factors”.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and U.S. economic conditions, the level of worldwide diamond production, the receipt of necessary regulatory permits, the expected sales mix at the Company’s retail segment, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in estimating the Company’s projected share of the Diavik Diamond Mine capital expenditure requirements, the Company has used a Canadian/US dollar exchange rate of $1.00 for fiscal 2009, and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Diamond Mine, potential improvements in grade and tonnage at the Diavik Diamond Mine, the expected life of the Diavik Diamond Mine, future mining activity and mine plans, including plans, timelines, and targets for construction mining, development, production and exploration activities at the Diavik Diamond Mine, and future rough diamond sales, the Company has assumed, among other things, that mining operations, construction and exploration activities will proceed in the ordinary course according to schedule and consistent with past results. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. See “Risk Factors”.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, credit market risks, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in U.S. and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. See “Risk Factors”.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Annual Information Form, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

ITEM 1 - CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was originally formed on April 19, 1994, under the Company Act (British Columbia). On July 12, 2002, the Company was continued under the Canada Business Corporations Act. On November 9, 2007, the Company changed its name to Harry Winston Diamond Corporation. In this Annual Information Form, unless the context otherwise dictates, a reference to the “Company” refers to Harry Winston Diamond Corporation and, where appropriate, its predecessor corporations and its subsidiaries.

The principal office of the Company is located at P.O. Box 4569, Station A, Toronto, Ontario, Canada, M5W 4T9 and the registered office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, Canada, M5C 2C5.

Intercorporate Relationships

As at January 31, 2008, Harry Winston Diamond Corporation’s corporate structure was as follows:

Harry Winston Diamond Corporation (Canada)
100%
Harry Winston Fifth Avenue Corporation (Canada)
50%
Abany Diamond Partnership (Ontario)
100%
HWH Acquisition Company LLC (Delaware)
100%
HW Holdings, Inc. (Delaware)
100%
Harry Winston, Inc. (New York)
100%
Harry Winston Rare Jewels Ltd. (New York)
11.4%
88.6%
Harry Winston SARL (France)
100%
Harry Winston Japan k.k. (Japan)
100%
Harry Winston (UK) Limited (United Kingdom)
100%
Harry Winston, Inc. Taiwan Branch (Taiwan)
100%
Harry Winston S.A. (Switzerland)
100%
Harry Winston of New York BVBA (Belgium)
100%
Harry Winston (Hong Kong) Limited (Hong Kong)
100%
718 Fifth Avenue Corporation (New York)
100%
Harry Winston N.A. Pte LTD. (Singapore)
100%
Harry Winston Jewelry Trading (Beijing) Co. Ltd. (China)
100%
Hartech S.A. (Switzerland)
50%
Les Cadraniers de Geneve S.A. (Switzerland)
49%
Harry Winston LLC (United Arab Emirates)
100%
Harry Winston Building Services Inc. (Canada)
100%
Aber U.S. Operating Company LLC (Delaware)
100%
Aber Quebec Inc. (Canada)
100%
6019838 Canada Inc. (Canada)
100%
Harry Winston Technical Services Inc. (Canada)
100%
Aberex Minerals Ltd. (British Columbia)
100%
Harry Winston Diamond Mines Ltd. (NWT)
100%
6355137 Canada Inc. (Canada)
99%
1%
Harry Winston Diamond Limited Partnership (NWT)
40%
Diavik Diamond Mines (NWT)
100%
Aber Investments Limited (Cyprus)
99%
1%
Harry Winston Diamond (India) Private Limited (India)
100
Aber Diamond Marketing SARL (Luxembourg)
51%
Aber Diamond Trading SARL (Switzerland)
99%
1%
Harry Winston Diamond International N.V. (Belgium)
100%
Harry Winston Diamond (Israel) Ltd. (Israel)
100%
6849083 Canada Inc. (Canada)

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

Harry Winston Diamond Corporation is a specialist diamond company with assets in the mining and retail segments of the diamond industry.

The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Diamond Mine”) located at Lac de Gras in Canada’s Northwest Territories. The Company also owns 100% of Harry Winston, Inc. (“HWI”), the premier fine jewelry and watch retailer.

The Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” – 60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%), in which Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator (the “Operator”) of the Diavik Diamond Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada. The Company receives 40% of the diamond production from the Diavik Diamond Mine. The Company markets a substantial part of its share of diamonds to the global market through its rough diamond marketing arms in Antwerp, Belgium; Ramat Gan, Israel; and Mumbai, India.

Three Year History

Calendar 2004 was the Diavik Diamond Mine’s first full year of operations, and production totaled approximately 7.6 million carats, of which the Company’s share was approximately 3.0 million carats. In April 2004, the Company acquired a controlling interest in HWI. On September 29, 2006, the Company acquired the balance of the common stock of HWI that it did not already own, bringing its ownership interest in HWI to 100%.

In late calendar 2004, DDMI presented a revised mine plan which advanced the development of the A418 dike and open pit, as well as the construction of a decline designed to establish optimum underground mining techniques, ahead of planned underground mining of the A418, A154 South (“A154S”) and A154 North (“A154N”) pipes. Changes were made to the mine plan in calendar 2005 to accommodate a redesign of the A154 pit in the A154 North area. The revised pit design shifted the focus from open pit mining to underground mining of A154N in order to maximize mineable reserves. Along with the work to re-design the A154 pit, additional delineation drilling was conducted on all three kimberlite pipes currently in the mine plan. The work revealed additional diamondiferous kimberlite ore on the edges of both A154N and A418 kimberlite pipes. Early in calendar year 2005, work began to bring the 28.4 million carats in the A418 reserves into production. Similar to the other kimberlite pipes at the Diavik Diamond Mine, the A418 pipe is beneath the waters of Lac De Gras. Construction of the new 1.3 km A418 dike progressed ahead of schedule and the rock-fill berm was closed off in October of 2006. An underground feasibility study was commenced in 2005 to determine the most effective way to underground mine the A154S, A154N and A418 kimberlite pipes.

Calendar 2005 was the second full year of operations for the Diavik Diamond Mine. Production totaled approximately 8.27 million carats, of which the Company’s share was 3.3 million carats.

In March 2006, the operation of the winter road to the Diavik Diamond Mine was suspended early due to deteriorating ice conditions resulting from unseasonable warm temperatures. Despite the early closure of the winter road, the Diavik Diamond Mine was able to maintain operation and construction commitments as planned. Production from the Diavik Diamond Mine was primarily sourced from the A154S kimberlite pipe, with some contribution from the A154N pipe. Calendar 2006 production totaled approximately 9.8 million carats, of which the Company’s share was approximately 3.9 million carats.

In late 2006, the A418 dike construction and de-watering process was completed. Pre-stripping of the lake bottom sediments commenced in early 2007 in preparation for open pit mining of the ore body. Access to the ore body is currently expected by the second calendar quarter of 2008.

Construction also continued on the underground decline to access the A154S, A154N and A418 ore-bodies. In late 2006, the decline reached the A418 ore-body where a bulk sample was extracted to complete the underground feasibility study. A separate exploration decline reached the A21 ore-body, and work commenced on extracting a bulk sample for diamond valuation.

Efficiency and recovery enhancing initiatives, designed to improve carat production, were introduced in 2006 by the testing of a continuous mining machine. The technique avoids the drill and blast cycle of conventional mining and resulted in improved productivity and reduced diamond damage.

In calendar 2007, production from the Diavik Diamond Mine totaled approximately 11.9 million carats, of which the Company’s share was approximately 4.8 million carats.

A seasonably cold winter and improved logistics enabled the Diavik Diamond Mine to complete a successful winter road program in 2007, with a record volume of 4,753 loads transported to the Diavik Diamond Mine site. An alternate winter road route was pioneered in 2007 to provide additional future capacity in the event of an early closure of the primary road.

Underground development and sampling programs continued in 2007. In July 2007, two underground bulk samples were extracted from A154N. To determine the preferred extraction approach, one was mined using conventional drill-blast techniques while the other was extracted using a road-header or continuous mining machine.

During the third quarter of 2007, diesel fuel haulage commenced to a newly constructed fuel tank farm located in Yellowknife. This initiative was designed to reduce the risk of fuel delivery shortfall to the mine site, and to take advantage of the pricing seasonality of diesel fuel purchases. This has significantly increased the amount of fuel inventory on hand.

Recently, a new mine plan for the Diavik Diamond Mine was completed and approved by Rio Tinto’s Board of Directors. The new mine plan confirms the Diavik Diamond Mine life to beyond 2020 and brings into production underground mining on the A154N, A154S and A418 kimberlite pipes. Underground production commencing in 2009 is expected to be primarily sourced from the A418 kimberlite pipe that year, supplemented by contributions from A154N and A154S. A154N has higher value diamonds than the other kimberlite pipes. Open pit mining from A418 will be the main contributor in 2009. The Company expects the Diavik Diamond Mine to transition fully to underground mining by 2012 when it will then be able to more fully access the lower portions of the ore bodies of A154S, A154N and A418. The ability to operate multiple ore bodies at once should allow the Diavik Diamond Mine to maintain constant processing plant throughput. A decision has been made to defer the development of the A21 kimberlite pipe pending further engineering studies and economic evaluation.

The Company’s contribution to capital requirements to complete the underground development and supporting infrastructure contemplated by the new mine plan is estimated to be $221 million over the next two years, with funding expected to be provided in part from a Cdn$75 million private placement completed on March 14, 2008, cash flow from operations and refinancing of the Company’s existing credit facilities. The Company has contributed $110 million year to date in capital towards the underground development.

In calendar 2008, mining operations will focus on open pit mining substantially from A154 South with contributions from the A418 kimberlite pipe.

Credit Facilities
On January 29, 2002, the Company closed the financing of a $230.0 million loan facility (“Project Loan Facility”) to fund its share of the capital requirements for the completion of the Diavik Diamond Mine. On March 3, 2004, the Company amended its Project Loan Facility which was further amended on March 11, 2005. As a result of these amendments, the Company’s previous $230.0 million Project Loan Facility was converted into a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility. The amended facility provided the Company with improved economic terms and less restrictive covenants. Effective September 29, 2006, the Company further amended its Project Loan Facility to include an additional senior secured term loan of US$100.0 million, which was used to finance the acquisition of the remaining portion of HWI. On May 31, 2007, the Company amended the Project Loan Facility to extend the maturity date to December 15, 2009 from December 15, 2008. At January 31, 2008, $76.4 million in total was outstanding on the senior secured term credit facilities, and $50 million was outstanding on the senior secured revolving credit facility. Scheduled repayments on the senior secured term credit facilities commenced March 15, 2008 with $12.5 million in repayments due every quarter. The maximum amount permitted to be drawn under the senior secured revolving credit facility is reduced by $12.5 million on a quarterly basis commencing March 15, 2009. The Company is currently pursuing refinancing of its existing Project Loan Facility.

HWI and Harry Winston Japan, K.K. amended its $140.0 million secured credit agreement on April 23, 2007 with a syndicated group of banks to increase it to $200.0 million effective April 30, 2007. The credit agreement included both a revolving line of credit and fixed rate loans. At January 31, 2008, $154.0 million had been drawn against the facility. The amount available under this facility was subject to availability determined using a borrowing formula based on certain assets owned by HWI and Harry Winston Japan, K.K. The amendment further extended the additional facility of $10.0 million scheduled to expire on April 30, 2007 to March 31, 2008. The amended credit facility was supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. This credit facility, which was scheduled to expire on March 31, 2008, had no scheduled repayments required before that date. On February 22, 2008, HWI refinanced and replaced its secured credit agreement by entering into a new secured five-year agreement with a consortium of banks, establishing a $250.0 million facility for revolving credit loans. This new retail facility expires on March 31, 2013. In addition, HWI may increase the credit facility by an additional $50.0 million to $300.0 million during the term of the facility. The new credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of HWI. Loans under this credit facility can be either fixed rate loans or revolving line credit loans.

Geneva Watch Factory
HWI’s new watch factory, located in Geneva, Switzerland, was successfully completed and manufacturing operations commenced in October 2007. The facility increases the capacity to support the future growth of the watch business.

Harry Winston S.A. has entered into a 25-year loan agreement in the amount of 17.5 million Swiss Francs to finance the construction of this new watch factory. The building has been pledged to secure the loan. The loan agreement bears interest at 3.55% and matures on January 31, 2033. Under this agreement approximately $16.1 million is outstanding at January 31, 2008. Quarterly payments on the loan are scheduled to begin on June 30, 2008.

ITEM 3 - DESCRIPTION OF THE BUSINESS

General

The Company operates in the two most profitable segments of the diamond industry:  mining of rough diamonds and retail of luxury diamond jewelry and time pieces. The Company exploits the synergies learned through the sale of the premium production of the Diavik Diamond Mine and the premium diamond jewelry brand not otherwise available to the individual businesses.

Mining

The Company’s participation in the mining sector of the diamond industry is through its 40% undivided ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine located at Lac de Gras in Canada’s Northwest Territories. The Diavik Diamond Mine is operated by DDMI, a wholly owned subsidiary of Rio Tinto Plc.

Principal Markets and Distribution
The Company markets its share of production from the Diavik Diamond Mine by means of two sales channels: (i) directly to Tiffany & Co. pursuant to a diamond sales agreement and (ii) to the international diamond market through wholly owned subsidiaries operating in Antwerp, Belgium; Ramat Gan, Israel; and Mumbai, India. The Company’s rough diamond clients are based in the major diamond cutting and manufacturing centres of India and Israel as well as specific customers in the United States and Belgium. The Company continues to investigate additional avenues for selling directly into these major diamond cutting and manufacturing centres.

Mining segment sales to third parties, including Tiffany & Co., accounted for approximately 61% of the Company’s consolidated revenues for the fiscal year ended January 31, 2008. In the year ended January 31, 2007, mining segment sales to third parties, including Tiffany & Co., accounted for approximately 60% of consolidated revenues.

Production
The Diavik Diamond Mine has three ore bodies:  A154S, A154N, and A418. In calendar 2007 production was primarily from open pit mining of the A154S ore body with additional production coming from A154N. On November 26, 2007, the Company announced a new mine plan that delivers extended mine life to beyond 2020 and accesses higher value diamonds in the underground portion of the A154N kimberlite. The prior technical report of the Company had only supported mining activities through 2017. On March 14, 2008 the Company announced an updated reserve and resource statement.

As a result of the new mine plan, underground mining is projected to begin at the Diavik Diamond Mine in 2009. The diversity of both open-pit and underground mining areas is expected to secure Diavik’s ability to maintain production through seasonal and other changes. At present, production principally comes from the A154S open pit with A418 being prepared for open pit mining in 2008. Since the mine began production in 2003, all production from A154S and A154N has been open pit mining, and has resulted in the extraction of 41.5 million carats of diamonds in the aggregate through December 31, 2007.

Specialized Skills and Knowledge
The Company’s success at marketing diamonds is dependent on the services of key executives and skilled employees, and the continuance of key relationships with certain third parties, such as diamantaires.

Competitive Conditions
Demand for rough diamonds remained positive during fiscal 2008. The soft demand for the commercial areas of the rough diamond market evident throughout fiscal 2007 was replaced by very positive activity from the second quarter of 2007 onwards. The demand for better quality larger goods, which was already positive at the beginning of the year, grew significantly during fiscal 2008.

The polished market drove the demand for rough as strong sales growth in China, India and the Middle East offset the more conservative US market. Prices rose in line with demand and as larger better goods became more difficult to source a noticeable pull through effect soon revived demand for the commercial and cheaper ranges. This positive demand has continued to fuel the market at the beginning of 2008 and is allowing the sector to shrug off some of the negative sentiment surrounding the financial markets.

Seasonality
The Diavik Diamond Mine operates in the harsh climate of Canada’s North. Therefore, production has been influenced by weather conditions and slows down during the winter months corresponding to the Company’s first and fourth fiscal quarters. The seasonality of production is anticipated to be mitigated when underground mining commences in calendar 2009.

Employees
As of January 31, 2008, the Company had 79 employees (not including employees of HWI). The employees are not unionized and there were no labour disruptions in the past year. Management considers the relationship between the Company and its employees to be excellent.

Persons employed at the Diavik Diamond Mine are employees of DDMI, the operator of the Diavik Diamond Mine, and not the Company.

Foreign Operations
The Company has three main marketing channels for rough diamonds in Antwerp, Belgium; Mumbai, India; and Ramat Gan, Israel; each a major diamond centre. Management of the Company does not believe that the Company is wholly dependent on any of these locations and is investigating whether other locations exclusively or in conjunction with these locations are desirable.

Retail

Since April 2004, the Company has participated in the retail sector of the diamond industry through its ownership interest in HWI, which is now a wholly-owned subsidiary of the Company.

Principal Markets and Distribution
As of January 31, 2008, HWI sells its exclusive line of diamond focused jewelry and timepieces through seven salons located in the United States, three in the European Union, and eight in the Far East. Harry Winston timepieces are also sold through a network of independent distributors.

Sales of jewelry and timepieces by the retail segment accounted for approximately 39% of the Company’s consolidated revenues in the fiscal year ended January 31, 2008 and approximately 40% of the Company’s consolidated revenues in the fiscal year ended January 31, 2007.

Production and Raw Materials
HWI product is designed and supplied from its own design and manufacturing workshop located above the New York salon on Fifth Avenue, supplemented by consignments of gemstones and jewelry from third parties. HWI outsources the manufacture of certain jewelry designs when costs and production quantities warrant.

Diamonds, gems, and precious metals used in the production of Harry Winston jewelry and timepieces are purchased from a variety of sources with which HWI or the Company have a long standing relationship. All manufacturing materials are quality controlled by HWI.

HWI’s new watch factory, located in Geneva, Switzerland, was successfully completed and manufacturing operations commenced in October 2007. The facility increases the capacity to support the future growth of the watch business.

Harry Winston timepieces are designed and manufactured by Harry Winston S.A. (“HWSA”) in Geneva, Switzerland. HWSA manufactures most of its own cases and precious metal bracelets and purchases dials from Les Cadraniers de Genève. HWSA owns 50% of Les Cadraniers de Genève and François Paul Journe, an eminent watch maker and the manager of this company, owns the other 50%. Movements are purchased from leading Swiss movement suppliers. Design, assembly of components, polishing and quality control are all completed in HWSA’s workshops in Switzerland.

Specialized Skills and Knowledge
HWI employs a number of skilled designers and craftspeople. Management believes that there are alternative sources for most Harry Winston jewelry and timepieces, but due to the craftsmanship involved, it may be difficult to find readily available alternatives in the short-term.

Competitive Conditions
HWI operates in the upper premium market for diamond jewelry and timepieces. Its main competitors have established reputations for style and expertise similar to that of Harry Winston and compete on the basis of reputation and brand recognition. Differing brands have stronger presence in different geographic regions. Harry Winston has strong brand recognition in the United States and Japan, the two largest markets for diamond jewelry.

Trademarks
Harry Winston™, Winston™, Rare Timepiece™, Rare Jewels of the Earth™, and HW Harry Winston Rare TimePieces™ are the principal trademarks of HWI. HWI maintains a program to protect these trademarks from being used by third parties when it is considered likely to cause confusion in the market-place.

Seasonality
As a high-end jeweler, Harry Winston’s retail business is seasonal in nature, with the fourth quarter holiday season typically representing a proportionally greater percentage of annual sales, particularly for the US market.

Economic Dependence
HWSA is dependent on the supply of movements from the Swiss watch industry.  HWSA purchases most of its base movements from three manufacturers.

A significant downturn in the economies of the two largest markets for diamond jewelry consumption, the United States and Japan, could have a negative effect on the financial results of HWI as a result of decreased spending on luxury goods.

Environmental Protection
The manufacture of jewelry has environmental risks associated with the use of chemicals in the polishing and manufacturing processes, requiring the proper management of the disposal of the waste material and the need to provide adequate ventilation to the areas where they are used. HWI and HWSA have procedures and infrastructure in place to provide adequate environmental protection.

Employees
As at January 31, 2008, HWI and its subsidiaries employed a total of 458 full time non-unionized personnel. There were no labour disruptions in the past year and management considers the relationship between HWI and its employees to be excellent.

Foreign Operations
HWI operates salons in the United States, Japan, Taiwan, The People’s Republic of China, France, Switzerland and the United Kingdom. Management does not believe that HWI is dependent on any single foreign operation.

Social and Environmental Policies

Aboriginal Issues and Local Resources
The Diavik Diamond Mine is located on land administered by the Canadian government and is subject to Aboriginal land claims. Five Aboriginal groups have asserted land claim interests in the Lac de Gras area. These groups include the Tli Cho Government (formerly Treaty 11 Dogrib Dene), the Lutsel K’e Dene First Nation, Yellowknives Dene First Nation, the North Slave Metis Alliance and the Kitikmeot Inuit Association.

With increasing recognition in Canada of Aboriginal rights to land, the federal government created legislation giving Aboriginal people the right to share in the regulation of natural resource development, including land and water use licensing of mining projects. A major federal legislative initiative, the Mackenzie Valley Resource Management Act, became law in December 1998, succeeding the Canadian Environmental Assessment Act as the legislative authority regulating the Diavik Diamond Mine on March 31, 2000.

DDMI has negotiated private “Participation Agreements” with each of the five Aboriginal groups, under a policy based on mutual respect, active partnership and long-term commitment. The Participation Agreements provide mine-related training, employment, business development, and capacity-building opportunities to members of the five Aboriginal groups, and provide DDMI with “quiet enjoyment” provisions for the construction and operation of the Diavik Diamond Mine. All five Aboriginal Participation Agreements have resulted in training, employment, and business opportunities, and relations with the Diavik Diamond Mine’s neighbouring communities are positive.

DDMI, on behalf of the Joint Venture, contributes scholarship funding and donations of approximately Cdn$350,000 annually to Aboriginal community groups, charities and other not-for-profit organizations.

DDMI, as a northern Canadian business, has a policy of maximizing the number of employees from the North, including the Aboriginal communities. Employment of northern residents, and in particular Aboriginal residents, is a priority, and DDMI has committed to use best efforts to fill 66% of the mine’s operations jobs with northern residents and 40% of this 66% with Aboriginal northerners. DDMI continues to exceed its feasibility study workforce projections. Figures are published publicly twice annually in reports submitted to the NWT Government and Aboriginal communities.

Environmental Regulations
The Diavik Diamond Mine is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or penalties. Environmental legislation continues to evolve in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the best of the Company’s knowledge, the Diavik Diamond Mine is in compliance with environmental laws and regulations currently in effect in the Northwest Territories applicable to its operations.

Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the Diavik Diamond Mine include those that protect air quality, water quality, archeological sites, migratory birds, animals, and fish. Other important laws and regulations applicable to the Diavik Diamond Mine are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill response, transportation of dangerous goods, explosives use and the maintenance of navigable channels.

Northwest Territories’ requirements are administered by the Departments of Education, Culture and Employment; Resources, Wildlife and Economic Development; Transportation; and Workers Compensation Board-Prevention Services. Laws and regulations that might impact the Diavik Diamond Mine include those that protect heritage resources, wildlife and the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides. The Coppermine River, which has its source in Lac de Gras, flows from the Northwest Territories into the Territory of Nunavut. In August 2000, the Diavik Diamond Mine was issued with a Type “A” Water License with associated engineering and management plans required under the license being approved by the Mackenzie Valley Land and Water Board three months later. The federal government recently approved the renewal of the Diavik water license for a period of eight years, effective from November 1, 2007. The regional Wek’eezhii Land and Water Board, created under the Tli Cho land claim agreement, recommended license renewal after an intensive two-year public review. The license was granted subject to increased environmental monitoring, reporting and management controls.

Kimberley Process Certification Scheme
HWI’s policy is to purchase polished diamonds from legitimate sources that subscribe to an international system of certification and warranties, known as the Kimberley Process Certification Scheme and The System of Warranties. Suppliers to HWI are required to attest that the origin of the diamonds they supply come from legitimate sources that subscribe to the Kimberley Process.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Annual Information Form and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition:

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI
The Company owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and, therefore, is able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted. The Company’s contribution to capital requirements to complete the underground development and supporting infrastructure contemplated by the new mine plan is estimated to be $221 million over the next two years, with funding expected to be provided in part from a Cdn$75 million private placement completed on March 14, 2008, cash flow from operations and a refinancing of the Company’s existing credit facilities. There can be no assurance that the Company will be able to refinance its current  credit facilities on satisfactory terms and conditions, or at all.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operation of its retail operations. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of the Company in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, would increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company would receive from diamond sales, and would decrease the US dollar revenues received by HWI. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licenses and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property require licenses and permits from the Canadian government. Renewal of the Diavik Diamond Mine Type “A” Water License was granted by the regional Wek’eezhii Land and Water Board on November 1, 2007. While the Company anticipates that DDMI, which is also the operator of the Diavik Diamond Mine, will be able to renew this license and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licenses and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government is currently developing a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in-transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of HWI manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine, the Company’s operations and the operations of HWI, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage. The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

Currently, there is significant competition for skilled workers in remote northern operations due to the significant number of large-scale construction projects ongoing and planned in Canada’s north, including the various construction projects relating to the development of the oil sands in northern Alberta. The Company’s success at marketing diamonds and in operating the business of HWI is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating its retail segment.

Expansion of the Existing Salon Network
A key component of the Company’s retail strategy is the expansion of its existing salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by HWI. There can be no assurance that the expansion of the salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment
The Company, through its ownership of HWI, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of HWI to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If HWI is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Mineral Properties

The Company has mineral interests in a few geographically distinct properties. The Diavik mineral claims and mining leases are contained within seven claim blocks (the “Diavik Property”). However, only the DDMI – Harry Winston Diamond Mines Ltd. block of the Diavik Property is under development and considered to be material to the Company.

The Diavik Diamond Mine
Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, has prepared a current Technical Report on mineral resources and reserves at the Diavik Diamond Mine, pursuant to National Instrument 43-101 on the Canadian Securities Administrators. The Technical Report, which is dated April 23, 2008, has been filed on www.sedar.com (the “2008 Technical Report”). Portions of the following information extracted from the 2008 Technical Report are based on assumptions, qualifications and procedures that are set out only in the full 2008 Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the 2008 Technical Report.

Harry Winston Diamond Mines Ltd. (40%) and DDMI (60%) own the respective percentage of an undivided ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine located at Lac de Gras in the Northwest Territories, Canada. Harry Winston Diamond Mines Ltd. is wholly owned by Harry Winston Diamond Corporation of Toronto, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and is the mine operator.

Property Location, Access and Infrastructure

The Diavik Diamond Mine is located approximately 300 km northeast of Yellowknife in the Northwest Territories. The mine site is situated on a 17 km2 island in Lac de Gras, at latitude 64o 30’ N and longitude 110o 20’ W. The Joint Venture consists of the Diavik Diamond Mine and its surrounding exploration properties. A total of 236 mining leases and 55 mineral claims are held in the Joint Venture which represents a land package of approximately 273,966 hectares. There are no known surface rights issues affecting the mine facilities or access to the mineral resources and mineral reserves.

The Diavik Diamond Mine is a remote site with strictly controlled access and security. Access to the mine is by air year-round, and by a 425 km ice road that is constructed annually in winter that operates for only eight to ten weeks between January and March. Most of the supplies required for the mine, including fuels, lubricants, construction materials and bulk explosives, are transported over this road. For year-round air access, Diavik has a 1,600 m long airstrip able to accommodate passenger aircraft and large Hercules-class transports. Personnel are transported to and from the site from several northern communities by small commuter aircraft. Also, weekly service to and from Edmonton is provided by Boeing 737 jet aircraft.

The remoteness of the mine requires it to operate like a self-contained community, generating its own electricity and potable water, managing its own wastes including sewage and effluent treatment, maintaining emergency response and medical services, offering site-based recreation and education facilities, and providing a high standard of nutritious meals and single-occupancy quarters. All of the mine workings, tailings impoundments, mine rock stockpiles, ore processing operations, shops and other service facilities/utilities including dining and accommodations are integrated at a single site.

The Lac de Gras region is north of the tree line in the barrenlands and is characterized by a profusion of shallow lakes large and small, impeded drainage, low relief, and a mix of hummocky boulder-strewn terrain and rock exposures. The elevation of the flat topography typically ranges between 400 to 435 m above sea level. Lac de Gras itself varies from 4 m to more than 25 m deep in the area of the Diavik kimberlites, and forms the headwaters of the Coppermine River system. The area was studied extensively during 1994 to 1997 to develop a knowledge baseline for the local and regional environment surrounding the Diavik Diamond Mine.

History

The Diavik Diamond Mine, known as the Diavik Diamond Project prior to the commencement of commercial production, was created to explore and develop diamondiferous kimberlite pipes in an area approximately 300 km northeast of Yellowknife. The original Diavik claims were staked by the Company in late 1991 and early 1992. A joint venture was formed between a predecessor to the Company and Kennecott Canada Inc. to continue exploration of the Diavik claims.

Four potentially economic kimberlite pipes were discovered by the Joint Venture under the waters of Lac de Gras adjacent to East Island. Mini-bulk samples were obtained from the A154S, A154N, A418 and A21 pipes by large diameter core drilling. Underground bulk sampling of the A154S and A418 pipes was undertaken via a decline driven from the shore of East Island. The mini-bulk samples and the underground bulk samples were processed at a pilot plant to recover diamonds for mineral resource estimation and valuation of representative parcels from each pipe.

DDMI, which was assigned the Kennecott interest, was established in 1996 to develop the Joint Venture prospects. Based on a definitive Diavik Feasibility Study by SNC Lavalin in 2000, a production decision was taken to develop the Diavik Diamond Mine. Construction proceeded through 2001 to 2002. Equipment, construction materials and fuel were trucked to the site on the winter road.

A kimberlite processing and diamond recovery plant was constructed along with the associated infrastructure noted above, plus fuel storage tanks, processed kimberlite containment area, and water storage and treatment facilities. A 3.9 km long water retention dike was constructed around the planned site of the A154 open pit. After dredging of the lake bottom sediments and dewatering the diked area, till overburden was removed to expose the A154S and A154N pipes for mining. This pre-stripping has progressed steadily and from approximately the fourth quarter of 2008 onward, sustainable and increasing volumes of A418 kimberlite will be mined as the A154 open pit kimberlites approach depletion.

Mining and processing of kimberlite commenced in late 2002. Kimberlite mined and processed has been mostly from the A154S kimberlite with some contribution from A154N. Production to the end of 2007 totals 41.5 million carats of diamonds from 10.1 million tonnes of processed kimberlite for a recovered grade of 4.1 ct/t.

In 2005, an underground decline was started in order to explore and bulk sample the A418, A154N and A154S pipes at depth, as well as to collect engineering data for designing the underground mining of these kimberlites below the open pits. Engineering feasibility and economic studies took place from June 2005 to July 2007. Underground production is expected to begin in 2009 as the start of a three to five year ramp up period.

In order to increase confidence in the A21 diamond values, development of an underground exploration decline to A21 was approved by the Joint Venture in 2005 and bulk sampling mining took place in late 2006 and the first half of 2007. While this was occurring, engineering feasibility studies examined possible dike designs and mining plans. Initial A21 price valuations in September 2007 did not provide conclusive project economics, so an additional bulk sampling program of LDRC drilling from surface is planned for 2008 while engineering studies examine more alternatives for dike construction and mining.

Geology

The Diavik Diamond Mine area is located near Lac de Gras in the central part of the Slave Structural Province which forms a distinct cratonic block within the Canadian Precambrian Shield. The Slave craton contains deformed and metamorphosed, Archean aged metaturbidite and lesser metavolcanic rocks of the Yellowknife Supergroup. These supracrustal rocks have been intruded by extensive Archean granitoids, and are in turn intruded by undeformed, late Archean granites and diabase dike swarms. The area of the cluster is underlain by late Archean (2.5 to 2.8 billion years) muscovite biotite granites. The granites are cut by pegmatites locally, have inclusions of Yellowknife Group biotite schist, and are variably jointed and fractured sub-vertically and sub-horizontally.

Local geology in the Lac de Gras area consists of three Archean lithologies: (1) greywacke-mudstone metaturbidites, (2) biotite±hornblende tonalite to quartz diorite, and (3) two-mica or K-spar porphyritic granite and granodiorite. The four Diavik kimberlite pipes are aligned in a northeast-southwest direction along with other pipes. Country rocks to the kimberlites are muscovite-biotite granites cut by pegmatite, locally with inclusions of biotite schist (metamorphosed turbidites).

The Diavik kimberlites were formed by volcanic surface eruptions and near surface injections of kimberlite magma and volcaniclastic debris into the granitic country rocks and into mid Cretaceous to Tertiary mudstones that once covered the Archean basement. The kimberlites contain a number of facies, broadly classed into three types of material. Hypabyssal facies represents material crystallized from kimberlite magma. It generally represents a small portion of the Diavik pipes along walls and in roots. Volcaniclastic material formed by fallback or slumping into a crater and epiclastic material composed of kimberlites and mudstones washed into the crater. The volcaniclastic and epiclastic material make up the bulk of the Diavik kimberlites. Exotic fragments consisting of Cretaceous to Tertiary mudstones and granitic country rocks occur in kimberlite. Mudstone in places forms a significant portion of the kimberlite and dilutes the diamond grade.

Exploration

Early exploration of the Diavik property consisted of airborne geophysical surveys and sampling of glacial till for diamond indicator minerals such as garnets, chromite and ilmenite. Targets were followed up by small-diameter core drilling. This work led to the discovery of a number of kimberlite pipes which were further tested by small- and large-diameter core drilling. Four of the kimberlite pipes were found to have potentially economic concentrations of diamonds and were subject to mini-bulk sampling by large-diameter core (LDC) drilling, underground bulk sampling of two pipes, and feasibility studies leading to the construction of the Diavik Diamond Mine.

Mineralization

The diamondiferous kimberlite pipes at Diavik intrude granitic rocks and metaturbidites of the Slave craton. The Diavik pipes vary from 118 m to 158 m in diameter at surface and are circular to slightly elongated in the northeast-southwest direction with bulges occurring along the margins. Their surface areas are in the range of one to two hectares, remarkably small but extremely high in grade compared to kimberlites elsewhere in the world that are or have been in commercial production. In cross-section, the pipe walls are near vertical to steeply inward-dipping and form typical kimberlite carrot shapes extending to and narrowing slightly at depth. A154S and A21 pipes are carrot shaped to “champagne glass” shaped and begin to narrow below 315 m depth below surface. A418 and A154N are nearly cylindrical for most of their vertical length before rapidly tapering to a point.

The kimberlite within each pipe has been subdivided into four to seven units for resource modeling. Units were broadly defined with the purpose of correlation across the pipe on a mine scale. The units were defined on the basis of macroscopic criteria, mud dilution, grain size, magnetic susceptibility, and textural and alteration characteristics. These aspects of kimberlite composition can exert control on diamond stone size and stone count, and hence diamond grade, as well as geotechnical and processing characteristics.

Diamonds are present in all of the kimberlite units with some variation in grade and stone size distributions. Excluding the zones at depth defined by seismic interpretation for which samples/grades do not yet exist, all of the kimberlite material in the A154S, A154N, A418 and A21 pipes that are modeled is included in the resource and reserve estimates. For the three pipes in the current reserve and mine plan – A154S, A154N and A418 – average grades are significantly higher than economic cut-off/break-even so mining selectivity is not practiced and all of the kimberlite is expected to be mined and processed.

Mining Operations

Beginning in calendar 2009, it is expected that ore from underground mining will join the production stream. Underground production will come from all three pipes simultaneously, as the pipes are located in relative proximity to one another and much of the underground infrastructure is common.

The underground mining methods require backfilling after extraction. Due to the critical requirement for the A154 and A418 dikes to remain stable during the life of the mine, no surface subsidence or excessive ground mass movement can be allowed to occur. A backfill plant is nearing completion that will produce engineered paste backfill and cemented rockfill from run-of-pit granites.

Surface facilities to support underground development also include ventilation and mine air heating, offices and mine dry, crushing plant large enough for backfill manufacturing as well as Diavik general site rock crushing requirements, paste backfill plant, expansion of the water effluent treatment plant, more camp accommodations for an expanding workforce, and additional electric power generation and distribution.

Underground facilities will include maintenance shops and warehousing for mobile equipment servicing, refuge stations, fuelling areas, explosives magazines, electrical power distribution, communications networks, water handling and pumping systems, ore and waste loading areas, and ventilation.

Underground ore could be hauled to surface via the decline that was developed for the exploratory and investigative work during the 2005–2007 feasibility study years. However, to reduce congestion and reliance on internal mine haulage, pit-wall portal accesses will be developed in both the A154 and A418 open pits. The A154 Pit Portal will be constructed in 2009 and will include ore and waste storage bins and load-out conveyors exiting the portal. This will be the transfer of underground ore to 100-ton open pit haulage trucks that will expedite the ore deliveries from portal to plant with greater volume and speed capability.

Drilling and Sampling

The four Diavik kimberlite pipes for which mineral resources and/or mineral reserves are reported have been delineated and sampled by a combination of small diameter core drill holes, large diameter core drill holes, large diameter reverse circulation drill holes and Sonic drill holes. Small diameter core holes (HQ and NQ size) drilled from 1994 to 1998 total 19,494 m in 71 holes on the four pipes. Large diameter core holes (152 mm and 85 mm diameter) from 1996 to 1998 total 11,746 m in 38 holes on the four pipes. An additional 27 small diameter core holes were drilled on the A154S and A154N pipes in 2003 and 2004 (4,951 m) along with ten large diameter reverse circulation holes (61 cm diameter) on A154N and nine 35 cm large diameter reverse circulation and 152 mm Sonic holes on the A418 pipe.

Mini-bulk samples from the large diameter core holes were processed at a pilot plant. Overall for the four Diavik pipes, a total of 266 t were processed from the four pipes to recover 1,028 ct of diamonds. Underground bulk samples were processed at two pilot plants. The 2,587 t sample from A154S yielded 12,688 ct and the 3,350 t sample from A418 yielded 8,325 ct. Similarly, mini-bulk samples from large diameter reverse circulation holes drilled in the A154N pipe in 2004 were processed at a pilot plant. A total of 853 t were processed to recover 2,109 carats from the A154N pipe.

For each of the bulk sample batches, lab technicians performed metallurgical surveys assisted by plant operators. The normal high security for a diamond operation was enforced throughout the sample processing. All of the areas where diamonds are produced have very limited and controlled access. Card-locked doors control access and strategically installed cameras operate in sensitive areas. There are random searches for employees exiting from low-risk areas. High-risk areas such as the recovery plant have 100% search policies. DDMI has a separate,  trained, full time security force

Mineral Resources and Mineral Reserve Estimates

The table below summarizes the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2007 expressed in millions of tonnes, carats per tonne, and (for reserves) millions of carats. Totals may not add up exactly due to rounding. The values shown are 100% of the Joint Venture.

The mineral reserves shown here account for all depletions due to production and sampling to the end of December 31, 2007. The mineral reserves also include forecasted mining losses and dilution. For the open pit reserves, these are checked periodically against actual performance; the most recent analysis was in July 2007. For the underground mining reserves, for which production is expected to commence in 2009, mining loss and dilution assumptions are based on detailed estimations from the approved underground feasibility study (McIntosh Engineering Inc., 2007). Metallurgical recovery has been accounted for.

Mineral Reserves at Diavik Diamond Mine – December 31, 2007

	PROVEN RESERVES	PROBABLE RESERVES	PROVEN and PROBABLE
	M t ct/t M ct	M t ct/t M ct	M t ct/t M ct
A154S Open Pit Underground Total A154S	1.2 5.8 7.1 -- -- -- 1.2 5.8 7.1	0.7 7.3 5.0 3.0 4.9 14.8 3.7 5.4 19.8	1.9 6.3 12.2 3.0 4.9 14.8 4.9 5.5 27.0
A154N Open Pit Underground Total A154N	0.1 3.3 0.3 2.8 2.3 6.3 2.9 2.3 6.6	-- -- -- 5.9 2.2 12.7 5.9 2.2 12.7	0.1 3.3 0.3 8.7 2.2 19.0 8.7 2.2 19.3
A418 Open Pit Underground Total A418	4.3 3.4 14.6 0.5 4.2 2.1 4.8 3.4 16.6	-- -- -- 3.5 4.1 14.2 3.5 4.1 14.2	4.3 3.4 14.6 3.9 4.1 16.3 8.3 3.7 30.8
TOTAL Open Pit Underground Total Reserves	5.7 3.9 22.0 3.3 2.5 8.4 9.0 3.4 30.3	0.7 7.3 5.0 12.3 3.4 41.7 13.0 3.6 46.7	6.3 4.3 27.0 15.6 3.2 50.1 21.9 3.5 77.1
Note: Totals may not add up due to rounding.

The mineral resources are outside of the mineral reserves and are not included in DDMI’s business plan. The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values.

Mineral Resources at Diavik Diamond Mine – December 31, 2007

	MEASURED	INDICATED	INFERRED
	M t ct/t M ct	M t ct/t M ct	M t ct/t M ct
A154S	-- -- --	-- -- --	0.6 4.3 2.5
A154N	-- -- --	-- -- --	1.7 2.6 4.4
A418	-- -- --	-- -- --	0.6 4.5 2.7
A21	-- -- --	4.1 3.1 12.7	0.7 2.8 1.9
TOTALS	-- -- --	4.1 3.1 12.7	3.6 3.2 11.5
Note: Totals may not add up due to rounding.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources:  The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI-43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Information Form containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DDMI assessed the economics of open pit and underground mining in the determination of mineral reserves. With more than five years of operating experiences, forecasts are made for several parameters including mining productivity, processing plant capacity and recovery, direct and indirect operating costs, ongoing capital requirements, and diamond values. Other parameters such as underground mining productivity, ground conditions, water inflow, underground capital and operating costs, and losses and dilution are from detailed feasibility studies and phased construction work undertaken between 2005 and 2007. All government regulatory requirements for present and proposed mining have been met. Cash flow modeling is used solely to test that the economics of the mineral reserves are positive and is not a forecast of either DDMI’s or the Company’s share of cash flow from the Diavik Diamond Mine.

The open pit and underground reserves are expected to be mined as planned, so mineability is not a factor in determining the confidence class into which the reserves are placed. Therefore, the mineral reserves are classed according to geological confidence.

Measured resources within engineered mine designs that provide positive cash flows are considered to be proven reserves.

Indicated resources within engineered mine designs that provide positive cash flows are considered to be probable reserves.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

Other relevant data and information

All production to date has been by conventional open pit mining from two pits. The A154 Pit and the A418 Pit are adjacent to each other and have been mined simultaneously and interchangeably by the same crew. The A154 Pit pre-stripping commenced in September 2002 and achieved sustainable production capability in December 2002. Commercial production began in August 2003. Calendar 2007 production was sourced predominately from the A145S pit with a small contribution from A145N. The A418 Pit pre-stripping commenced in December 2006 and will gradually take over as the dominant ore source as A154 Pit production depletes toward the end of 2008. It is expected that the A418 Pit will be depleted around the end of 2011. Meanwhile, underground mining is expected to ‘ramp up’ beginning in 2009 and will be the sole source of production from 2012 onward.

Ore and waste is drilled and blasted, then loaded by hydraulic shovels into mine haulage trucks. Waste is hauled to designated rock dumps and ore is hauled to the processing plant. Mining is supported by dozers, graders, backhoes, dewatering pumps, dewatering crews, bulk explosives delivery equipment and blasters, field and shop maintenance services, geologists, and engineering and field control. The mine operates around the clock, year-round, and most personnel work a 12-hour shift.

Processing involves crushing, screening, separation in dense media (ferro-silicon) and x-ray sorting. No chemicals or reagents are used. Final cleaning is done at DDMI’s secure Yellowknife facility before the rough diamonds are divided by size and value into 40% and 60% portions for the respective joint venture participants.

Diamonds are flown from the Diavik Diamond Mine to the production splitting facility in Yellowknife where the diamonds are cleaned, sorted and split into the Company’s 40% share and DDMI’s 60% share. The Company’s share of the diamonds is transported to Toronto for further sorting and then sale into international markets.

The Diavik Diamond Mine has at all times since inception been in compliance with all permits and there are no outstanding liabilities or charges known at this time. All permits are current. The mine holds ISO 14001 certification. A full-time environmental staff of 15 people is responsible for monitoring, directing, reporting and communicating on environmental matters.

ITEM 4 - DIVIDENDS

The Company’s current dividend policy is to pay an annual dividend of $0.20 per common share, declared and payable in quarterly installments of $0.05 per share. Dividends totaling $0.80, $1.00 and $0.90 per common share were paid in fiscal 2008, fiscal 2007 and fiscal 2006, respectively. The decision to reduce the annual per share dividend was taken in connection with the approval of a new capital program for the development of the underground mine at the Diavik Diamond Mine.

Under the terms of its credit facilities, the Company must make certain pre-payments in the event that it makes any dividend payments. The Board of Directors expects to periodically review its dividend policy based on such factors as earnings, capital requirements and the operating and financial condition of the Company. The Board of Directors will announce any changes in the Company’s current dividend policy when and if the Board of Directors of the Company implements such changes.

ITEM 5 - DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

ITEM 6 - MARKET FOR SECURITIES

The Company’s common shares have been listed for trading on the Toronto Stock Exchange (“TSX”) (symbol ABZ) since March 7, 1988. Effective November 19, 2007 the trading symbol on the TSX changed to “HW” following the change of the Company’s name to Harry Winston Diamond Corporation. The Company is a reporting issuer, or equivalent, in each of the provinces and territories of Canada.

The Company’s common shares were listed for trading on the Small Cap Market of the National Association of Securities Dealers Automated Quotations system (NASDAQ) since March 20, 1989, but trading on NASDAQ ceased on November 16, 2007. On November 19, 2007, the Company’s common shares began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “HWD”.

Trading Price and Volume

The following table outlines the 52-week trading history, as well as monthly trading history during the period from February 2007 to January 2008, based on the closing price for Harry Winston Diamond Corporation shares on the TSX for the Company’s fiscal year ended January 31, 2008:

52 - Week High:	C$48.36
52 - Week Low:	C$21.03
Average Daily Volume:	195,154

Month	High (C$)	Low (C$)	Average Daily Volume
February (2007)	48.36	40.26	215,785
March	44.34	38.80	134,627
April	44.21	40.07	292,145
May	46.66	40.01	191,541
June	47.98	40.65	284,976
July	43.52	39.50	157,886
August	40.00	35.21	193,045
September	39.60	37.52	162,168
October	43.85	38.39	167,241
November	41.88	36.11	145,214
December	41.13	31.48	161,558
January (2008)	33.47	21.03	239,659

ITEM 7 - DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names, municipalities of residence, current positions with the Company as of the date of this Annual Information Form and principal occupations of each of the directors of the Company as of January 31, 2008 and the preceding five years are as follows (such information not being within the knowledge of the Company, it has been furnished by each director individually):

Name of Director	Biography
Matthew W. Barrett (1) Director since January 15, 2008

Matthew Barrett, of London, England, is the former Chairman and CEO of Barclays PLC. He began his career at the Bank of Montreal in 1962 and built a career at the bank where he held a variety of management positions in international banking and treasury during his 37 year tenure. He was appointed President and Chief Operating Officer in 1987. In 1989, he was appointed Chief Executive Officer and was named Chairman and Chief Executive Officer in 1990. In 1999, Mr. Barrett accepted the position of Group Chief Executive of Barclays Bank PLC and was appointed Chairman in 2004. Mr. Barrett was previously a member of the Federal Reserve Bank of New York International Advisory Committee and previously served on the board of directors of Molson, Inc., and Seagram Corporation. He is an officer of the Order of Canada.

Micheline Bouchard (1) (3) Director since January 15, 2008

Micheline Bouchard, of Montreal, Quebec, Canada, is the former President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company based in Montreal. Prior to that, Ms. Bouchard was Global Corporate Vice-President of Motorola Inc. in the US after serving as President and Chief Executive Officer of Motorola Canada in Toronto. In addition, Ms. Bouchard served as a Vice President of business development Canada and Vice President of Quebec operations during her tenure at Hewlett-Packard Canada, Ltd. She holds a Bachelor's degree in Engineering Physics and a Master's Degree in  Electrical Engineering, both from Polytechnique, Montreal. She currently serves on the board of directors of Telus Corporation, Citadel Group of Funds and Home Capital/Home Trust. She is a member of the Order of Canada.

Robert A. Gannicott Chairman and Chief Executive Officer Director since June 19, 1992

Robert A. Gannicott of Toronto, Ontario, Canada, was appointed the President and Chief Executive Officer of the Company in September 1999. Upon the appointment of Mr. O'Neill as President on April 15, 2004, Mr. Gannicott continued his duties as Chief Executive Officer and was appointed Chairman of the Board of Directors on June 22, 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has recently chaired the CIM/OSC Diamond Exploration Disclosure Committee.

Name of Director	Biography
Lars-Eric Johansson Director since June 2, 2003

Lars-Eric Johansson of London, England has been the President and Chief Executive Officer of Ivanhoe Nickel & Platinum Ltd. since May 2007. Prior to that he was the Executive Vice-President and Chief Financial Officer of Kinross Gold Corporation and served as Special Advisor on Project Financing to Falconbridge Limited’s Koniambo nickel project in New Caledonia and served as the Executive Vice-President and Chief Financial Officer of Noranda Inc. Mr. Johansson is Chairman of the Board of Forsbecks AB, Sweden, and a director of Golden Star Resources Ltd., Niocan Inc. and Canadian Solar Inc. Mr. Johannson has advised the Company that he will not stand for reelection at the next meeting of the shareholders.

Lyndon Lea(2)(3) Director since December 3, 2004

Lyndon Lea of London, England, is a founding partner of Lion Capital and is responsible for its management. Prior to founding Lion Capital in 2004, he was a partner of Hicks, Muse, Tate & Furst whose European business he co-founded in 1998. Mr. Lea currently serves on the boards of Yell Group plc, Weetabix Limited, Wagamama Group Limited, Orangina B.V., Kettle Foods Group, American Safety Razor Company and Vaasan & Vaasan.

Laurent E. Mommeja(1)(3) Director since June 22, 2004

Laurent E. Mommeja, of Paris, France, Managing Director of Hermès Maison and President of La Compagnie des Arts de la Table, a subsidiary of Hermès International, has extensive marketing experience in the luxury goods industry. He is in charge of the development of Hermès Maison, Hermès Tableware, Puiforcat Silversmith and Saint-Louis Crystal. He has had assignments in different countries in his 25 years with Hermès. Previously, he was the Europe and Middle East Director of Hermès International. Prior to that, Mr. Mommeja lived in the United States for 14 years where his last assignment was President and CEO of Hermès Paris Inc., the US subsidiary of Hermès International.

Thomas J. O'Neill President Director since July 22, 2002

Thomas J. O’Neill of Paris, France, was appointed the President of the Company and Chief Executive Officer of the Company's subsidiaries, Harry Winston, Inc. and H.W. Holdings, Inc., on April 15, 2004. Prior to his appointment, Mr. O'Neill was a director and President Worldwide, of Burberry Group plc, a British retailer and luxury goods company. Mr. O’Neill's career in luxury retailing includes senior executive positions with Tiffany & Co, Louis Vuitton and LVMH. He is a director of C & J Clark Limited, U.K.

Name of Director	Biography
J. Roger B. Phillimore Director since November 17, 1994

J. Roger B. Phillimore of London, England, is a corporate director and advisor to companies primarily in the natural resource industry. He is the Deputy Chairman of Lonmin plc, a mining corporation based in Britain. Prior to 1993, he was  Joint Managing Director of Minorco S.A.

John M. Willson Lead Director(1)(2)(3) Director since January 25, 2005

John M. Willson of Vancouver, British Columbia, Canada, is a corporate director and currently serves as a director of Nexen Inc., Finning International Inc., Pan American Silver Corp. and Garaventa (Canada) Ltd. Mr. Willson served as President and Chief Executive Officer of Placer Dome Inc. from 1993 to 2000. Mr. Willson has advised the Company that he will not stand for reelection at the next meeting of the shareholders.

(1)

Member of the Audit Committee.

(2)

Member of the Human Resources and Compensation Committee.

(3)

Member of the Nominating & Corporate Governance Committee.

The principal occupations of each of the executive officers of the Company (other than Robert A. Gannicott and Thomas J. O’Neill who are directors as well as executive officers of the Company and whose information is included in the previous table) as of the date of this Annual Information Form and the preceding five years (such information not being within the knowledge of the Company, it has been furnished by each person individually) are as follows:

Name of Executive Officer	Biography
Alan S. Mayne Chief Financial Officer

Alan S. Mayne joined the company in January 2008 as Vice President and Chief Financial Officer. He was Chief Financial Officer of CHUM Limited, one of Canada's leading media companies from the period July 2004 to July 2007. Previously he worked at TD Securities Inc. for six years in a number of key senior positions, ultimately becoming Managing Director and Co-Head of Mergers & Acquisitions. Prior to joining TD Securities in Toronto in 1998, Mr. Mayne spent seven years in London, England, primarily with UBS Investment Bank.

James R.W. Pounds Senior Vice-President, Diamond Management

James R.W. Pounds of Toronto, Ontario, Canada is the Company’s Senior Vice-President, Diamond Management. He joined the Company in August 2002 as the Managing Director of the Company’s Belgian subsidiary. In 2005 Mr. Pounds was reassigned full time to the Company’s head office in Toronto as Vice-President, Sales. Prior to joining the Company, he was Project Manager, De Beers Group following his position as Managing Director, Diamdel Israel (De Beers’ direct trading arm in Israel).

The directors of the Company are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the bylaws of the Company or the Canada Business Corporations Act, or he or she becomes disqualified to act as a director.

The information regarding share ownership not being within the knowledge of the Company, it has been furnished by each person individually. The directors and executive officers of the Company, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 788,535 common shares of the Company, representing approximately 1.3% of issued and outstanding common shares as of April 22, 2008.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, to the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director, chief executive officer or chief financial officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days:

Lars-Eric Johansson recently served as the Executive Vice-President and Chief Financial Officer of Kinross Gold Corporation, a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Kinross was subject to a management cease trading order issued by the Ontario Securities Commission on April 1, 2005 for failure to file its annual financial statements. Kinross became current in its filings on February 22, 2006 and the management cease trading order was lifted on that date.

Except as set out below, to the knowledge of the Company, no director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company (a) is or has been in the last ten years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (b) has within the last ten years made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder:

Mr. Lyndon Lea was a director of HMTF Furniture Limited and HMTF Furniture Group Limited, privately held companies, which went into Receivership in England on July 1, 2005. Mr. Lea resigned as a director of each company on July 19, 2004. HMTF Furniture Limited has subsequently been dissolved and HMTF Furniture Group Limited is in the process of being dissolved. Mr. Lea was a director of HM Oldco Limited, a private company, which filed for Voluntary Creditors Liquidation in England on May 4, 2007. Mr. Lea resigned as a director  on August 30, 2006. The Company is currently in liquidation. Mr. Lea was also a director of Burton’s Mezzanine Investment Limited and Latimer Investments Limited, privately held companies, which filed for Voluntary Members Liquidation  on June 8, 2007 and December 7, 2006, respectively. Mr. Lea resigned as a director of Burton’s Mezzanine Investment Limited on August 30, 2006. Both companies are presently in liquidation.

ITEM 8 - AUDIT COMMITTEE

The Audit Committee Charter as approved by the Board of Directors of the Company is included in Appendix 1. The members of the Audit Committee are Directors of the Company and are identified below.

Education and Experience

This section describes the education and experience of the Company’s Audit Committee members that are relevant to the performance of their responsibilities in that role.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board of Directors to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board of Directors has also determined that the Chairman of the Audit Committee, Matthew W. Barrett, is a financial expert who has over 40 years experience in international banking and treasury. Each other member of the Audit Committee currently is, or has previously been, in charge of, or a consultant to, a significant business operation, as president or chief executive officer or chief financial officer of a public company. In this position, they would have actively supervised people engaged in preparing, auditing, analyzing or evaluating financial statements.

Matthew W. Barrett, Chair of the Audit Committee, of London, England, is the former Chairman and CEO of Barclays PLC. He began his career at the Bank of Montreal in 1962 and built a career at the bank where he held a variety of management positions in international banking and treasury during his 37 year tenure. He was appointed President and Chief Operating Officer in 1987. In 1989, he was appointed Chief Executive Officer and was named Chairman and Chief Executive Officer in 1990. In 1999, Mr. Barrett accepted the position of Group Chief Executive of Barclays Bank PLC and was appointed chairman in 2004. Mr. Barrett was previously a member of the Federal Reserve Bank of New York International Advisory Committee and previously served on the board of directors of Molson, Inc., and Seagram Corporation. Mr. Barrett attended Harvard Business School Advanced Management Program.

Laurent E. Mommeja is the Managing Director of Hermès Maison and President of La Compagnie des Arts de la Table, a subsidiary of Hermès International. Prior to his appointment, Mr. Mommeja was the President of Castille Investments, a subsidiary of Hermès International and was the Director of Europe and the Middle East for Hermès International as of January 2001. Prior to this, he was the Chief Executive Officer and President of Hermès of Paris Inc., a US subsidiary of Hermès International. He is on the board of directors of six subsidiaries of Hermès International (Italy, Germany, Switzerland, Iberia and Benelux) and continues to serve on the board of directors of Hermès Paris Inc. Mr. Mommeja holds a Masters in Business Administration with a major in Marketing.

Micheline Bouchard, is the former President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company based in Montreal. Prior to that, Ms. Bouchard was Global Corporate Vice-President of Motorola Inc. in the US after serving as President and Chief Executive Officer of Motorola Canada in Toronto. In addition, Ms. Bouchard served as a Vice President of business development Canada and Vice President of Quebec operations during her tenure at Hewlett-Packard Canada, Ltd. Ms. Bouchard also served on the Audit Committee of seven public companies and chaired two of them. She holds a Bachelor's degree in Engineering Physics and a Master's Degree in  Electrical Engineering, both from Polytechnique, Montreal.

John M. Willson, is a corporate director and currently serves as a director of Nexen Inc., Finning International Inc., Pan American Silver Corp. and Garaventa (Canada) Ltd. Mr. Willson served as President and Chief Executive Officer of Placer Dome Inc. from 1993 to 2000.

Pre-Approval Policies and Procedures

The charter of the Audit Committee requires the Audit Committee to review and approve the engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

External Auditor Service Fees
Fees paid to KPMG LLP during the years ended January 31, 2008 and 2007 in Canadian Dollars were as follows:

	2008 (Cdn)	2007 (Cdn)
Audit Fees(1)	$1,952,700	$1,734,632
Audit Related Fees(2)	$75,434	$89,848
Tax Fees(3)	$185,658	$196,980
All other Fees(4)	$15,100	$7,000

(1)

Includes audit and review services.

(2)

Includes SOX 404 work and various audit services required as per legal obligations.

(3)

Primarily tax advisory services.

(4)

Review of annual meeting materials.

ITEM 9 - LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company’s property is subject, and no such proceedings are known to be contemplated.

ITEM 10 - TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is CIBC Mellon Trust Company of Canada at its principal transfer office in Toronto, Ontario. The co-transfer agent for the common shares of the Company is Registrar and Transfer Company at its principal office in Cranford, New Jersey.

ITEM 11 - INTERESTS OF EXPERTS

Certain technical information contained in this Annual Information Form relating to the Diavik Diamond Mine as at December 31, 2007 has been prepared by Calvin Yip, P. Eng., Mining Engineer, Principal Advisor, Strategic Planning of DDMI. To the knowledge of the Company, Mr. Yip beneficially held, directly and indirectly, less than 1% of the outstanding common shares of the Company at the time of the preparation of the report. Pursuant to DDMI policy, Mr. Yip is prohibited from holding any common shares of the Company.

There is no other person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report of valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 of the Canadian Securities Administrators by the Company during, or related to, its most recently completed financial year other then KPMG LLP, the Company’s external auditors. KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct/Code of Ethics of the various Canadian provincial institutes/ordre.

ITEM 12 - MATERIAL CONTRACTS

The only contract entered into by the Company since January 1, 2002, other than contracts entered into by the Company in the ordinary course of business, that is currently material to the Company is its amended and restated credit agreement dated as of September 29, 2006, as amended on May 31, 2007, and July 30, 2007 (the “Credit Agreement”). The Credit Agreement is among the Company and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.), as borrowers and guarantors as well as certain of the Company’s subsidiaries as guarantors and a syndicate of Canadian banks and certain foreign banks and other financial institutions as lenders.

The Credit Agreement provides for a $75.0 million revolving facility, and for two $100.0 million term facilities, which are secured primarily by charges against the Company’s interest in the Diavik Diamond Mine. For additional detail on the terms of the Credit Facility, see page 8 of this Annual Information Form under the sub-heading “Credit Facility” or “Contractual Obligations” in the Company’s Management’s Discussion and Analysis and “Note 12 – Long Term Debt and Bank Advances” to the Company’s Financial Statements, both in respect of the year ended January 31, 2008, which are hereby incorporated herein by reference.

ITEM 13 - ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular dated April 16, 2007, for the annual and special meeting of shareholders that took place on June 6, 2007. Additional financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the years ended January 31, 2008 and January 31, 2007, which are included in the Company's Annual Report.

APPENDIX 1:        AUDIT COMMITTEE CHARTER

HARRY WINSTON DIAMOND CORPORATION
AUDIT COMMITTEE CHARTER

MANDATE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Harry Winston Diamond Corporation (the “Company”) to:

A.

assist the Board in fulfilling its oversight responsibilities with respect to:

1.

the integrity of the Company’s financial statements,

2.

the Company’s compliance with legal and regulatory requirements,

3.

the independent auditor's qualifications and independence, and

4.

the performance of the Company’s internal audit function and independent auditors; and

B.

prepare the report of the Committee required by regulatory authorities to be included in the Company’s annual proxy statement.

DUTIES AND RESPONSIBILITIES

To fulfill its responsibilities, the Committee shall:

A.

be directly responsible for the appointment (subject to the rights of the shareholders and applicable law), compensation, retention and oversight of the work of any registered public accounting firm engaged by the  Company (including resolution of disagreements between  Company management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the  Company, and each such registered public accounting firm shall report directly to the Committee;

B.

at least annually, obtain and review a report by the independent auditor describing: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the  Company;

C.

meet to review and discuss the  Company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including the  Company's disclosures under “Management's Discussion and Analysis”;

D.

discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

E.

discuss policies with respect to risk assessment and risk management;

F.

review and assess management’s overall process to identify principal risks that could affect the achievement of the Company’s business plans and to monitor the process to manage such risks;

G.

meet separately, periodically, with management, with internal auditors and with independent auditors;

H.

review with the independent auditor any audit problems or difficulties and management's response;

I.

set clear hiring policies for employees or former employees of the independent auditors;

J.

engage independent legal counsel and accounting and other advisers, as the Committee determines necessary to carry out its duties, at the expense of the Company;

K.

establish procedures for (1) the receipt, retention and treatment of complaints received by the  Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by employees of the  Company of concerns regarding questionable accounting or auditing matters;

L.

approve in advance all audit services, including comfort letters, as well as non-audit services, including tax services, to be rendered by the  Company's public accounting firm;

M.

report its activities, conclusions and concerns to the Board regularly;

N.

conduct, or have conducted, an annual performance evaluation of the Audit Committee as required by the New York Stock Exchange Corporate Governance Standards.

O.

oversee and monitor the Company’s compliance with legal and regulatory requirements;

P.

oversee and monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

Q.

provide an avenue of communication among the external auditors, management, the internal audit department, and the Board.

IMPLEMENTATION OF DUTIES AND RESPONSIBILITIES

Review Procedures

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination after the approval of the Chairman and Chief Executive Officer (the “CEO”).

Review and update the Committee’s charter at least annually, recommend proposed changes to the Board for approval thereof and provide a summary of the Committee’s composition and responsibilities in the Company’s annual report or other public disclosure documentation.

Provide a summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Company’s reports filed with the regulatory authorities in Canada and the United States.

Annual Financial Statements

1.

Discuss and review with management and the external auditors the Company’s annual audited financial statements and related documents prior to their filing or distribution. Such review to include:

a)

the annual financial statements and related footnotes, including significant issues regarding accounting policies and practices and significant management estimates and judgements, including any significant changes in the  Company’s selection or application of accounting principles, any major issues as to the adequacy of the  Company's internal controls and any specific steps adopted in light of material control weaknesses;

b)

the external auditors’ annual audit plan and approval thereof;

c)

the external auditors’ audit examination of the financial statements and their report thereon;

d)

ensuring that the external auditors carried out the audit in accordance with the approved audit plan and review of any significant changes required in the external auditors’ audit plan;

e)

any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors’ work or access to required information;

f)

other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards;

g)

all alternative disclosures and treatments of financial information (including accounting adjustments) within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments; and

h)

other material written communications between the external auditors and management, such as any management or internal control letter or schedule of unadjusted differences.

2.

Review and formally recommend approval to the Board the Company’s:

a)

year-end audited financial statements;

b)

annual earnings press releases;

c)

Management’s Discussion and Analysis in respect of the year-end audited financial statements;

d)

Annual Information Form; and

e)

all prospectuses and information circulars as to financial information.

The review shall include a communication from the external auditors on the qualitative factors around the selection and application of significant accounting policies upon which the Company’s financial status depends, and which involve the most complex, subjective or significant judgemental decisions or assessments.

Quarterly Financial Statements

3.

Review with management and the external auditors and:

a)

approve and report to the Board quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis and interim earnings press releases; and

b)

either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board any significant changes to the Company’s accounting principles.

4.

Review and discuss quarterly reports from the external auditors regarding:

a)

all critical accounting policies and practices to be used;

b)

all alternative disclosures and treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments; and

c)

other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

Internal Control Environment

5.

Ensure that management provides to the Committee an annual report on the Company’s internal control environment as it pertains to the Company’s financial reporting process and controls.

6.

Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

7.

Review the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans and provide the Committee’s view to the Board.

8.

Review significant findings prepared by the external auditors and the internal audit department, together with management’s responses.

9.

Review, in consultation with the head of the internal audit department and the external auditors, the degree of coordination in the audit plans of the internal auditors and the external auditors, and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the external auditors and the internal audit department for the strengthening of internal controls shall be reviewed and discussed with management.

Other Review Items

10.

Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal audit department or the external auditors.

11.

Review all insider transactions and related party transactions between the Company and any officers or directors.

12.

Review with the General Counsel, as required, the head of internal audit the result of the review of the Company’s monitoring compliance with each of the Company’s Code of Ethics and Business Conduct and applicable legal requirements.

13.

Review legal and regulatory matters, including correspondence with regulators and governmental agencies that may have a material impact on the interim or annual financial statements, related corporate compliance policies, and programs and reports received from regulators or governmental agencies.

14.

Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal audit department or the external auditors, if specifically requested to so review.

15.

Review with the CEO and the Chief Financial Officer of the  Company and the external auditors: (i) all significant deficiencies identified and material weaknesses in the design or operation of the  Company’s internal controls and procedures for financial reporting which could adversely affect the  Company’s ability to record, process, summarize and report financial information required to be disclosed by the  Company in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended, the Securities Act, Ontario, and any other laws or regulations within the required time periods and (ii) any fraud, whether or not material, that involves management of the  Company or other employees who have a significant role in the  Company’s internal controls and procedures for financial reporting.

External Auditors

16.

Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

17.

Review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the  Company and its affiliates in order to determine the external auditors’ independence, including, without limitation, (i) receiving and reviewing, as a part of the review described in the foregoing, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the  Company and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii)  recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.

18.

Review and evaluate:

a)

the external auditors and the lead partner of the external auditors' team's performance, and make a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the  Company’s shareholders or regarding the discharge of such external auditors;

b)

the terms of engagement of the external auditors, together with their proposed fees and the final fees;

c)

external audit plans and results;

d)

any other related audit engagement matters; and

e)

the engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

19.

Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 17 and 18, evaluate the external auditors’ qualifications, performance and independence, and whether the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present its conclusions with respect to the external auditors to the Board.

20.

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.

21.

Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors, including a review of management consulting services and related fees provided by the external auditors compared to those of other audit firms.

Internal Audit Department and Legal Compliance

22.

Meet with the head of the internal audit department as required, but in any event at least quarterly.

23.

Review and concur in the appointment, replacement, reassignment, or dismissal of the head of the internal audit department.

24.

Confirm and assure, annually, the independence of the internal audit department.

25.

Consider and review with management, the external auditors, as appropriate, and the head of the internal audit department:

a)

the internal auditor’s annual audit plan;

b)

significant findings during the year and management’s responses and follow-up thereto;

c)

any difficulties encountered in the course of the internal audits, including any restrictions on the scope of their work or access to required information;

d)

any changes required in the planned scope of the annual internal audit plan;

e)

the resources, budget, reporting relationships and planned activities of the internal audit department;

f)

the internal audit department charter and approve the charter; and

g)

internal audit department’s compliance with the IIA’s Standards for the Professional Practice of Internal Auditing (Standards).

Approval of Audit and Non-Audit Services

26.

Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services prescribed in applicable legislation which are approved by the Committee prior to the completion of the audit).

27.

Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

28.

If the pre-approvals contemplated in paragraphs 26 and 27 are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

29.

Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 26 and 27. The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

Other matters

30.

Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

31.

Review, approve and report to the Board on banking authorities for the Company’s and its subsidiaries’ bank accounts.

32.

Review, approve and report to the Board on internal controls at the Company’s subsidiaries.

33.

Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

34.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the external auditors for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company and to any advisors engaged by the Committee.

35.

Perform such other functions as required by law, the Company’s charter or bylaws, or the Board.

36.

Consider any other matters referred to it by the Board.

OPERATION OF COMMITTEE

Reporting

The Committee shall report to the Board following each Committee meeting.

Composition of Committee

The Committee shall consist of not less than three directors as determined by the Board, all of whom are free from any relationship that would interfere with the exercise of his or her independent judgement and shall qualify as independent directors in accordance with the Securities Act of 1934 as amended  by the Sarbanes-Oxley Act of 2002 and other regulatory requirements and shall have been affirmatively determined by the Board to be an “independent director” under the New York Stock Exchange Corporate Governance Guidelines.

All members of the Committee shall have the “financial literacy” (as that qualification is interpreted by the Board in its business judgment) to be able to read and understand the Company’s financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member shall have acquired, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

  An understanding of generally accepted accounting principles and financial statements;

  The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the  Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

  An understanding of internal controls and procedures for financial reporting; and

  An understanding of audit committee functions.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

Appointment of Committee Members

Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders’ meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Chairman

The Nominating & Corporate Governance Committee will recommend an independent and financially literate director as Chairman of the Committee to the Board for approval. The Board shall appoint the Chairman of the Committee. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

The Chairman presiding at any meeting shall not have a casting vote.

Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Company. The Secretary shall keep minutes of the meetings of the Committee.

Compensation

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Company or its affiliates. For greater certainty, director’s fees are the only compensation an Audit Committee member may receive from the Company or its affiliates.

Committee Meetings

The Committee shall meet at least quarterly at the call of the Chairman. The Chairman of the Committee may call additional meetings as required. In addition, a meeting may be called by any director or by the external auditors.

Committee meetings may be held in person, by video-conference, by telephone or by any combination of any of the foregoing.

Notice of Meeting

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by electronic communication to each member of the Committee and to external auditors at least 48 hours prior to the time fixed for such meeting.

A member and the external auditors may, in any manner, waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Quorum

A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

Attendance at Meetings

The CEO, the Chief Financial Officer, the Controller, as required, and the head of the internal audit department are expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without members of management being present.

The Committee should meet, on a regular basis and without management present, with the head of the internal audit department, the external auditors, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

The Committee may by specific invitation have other resource persons in attendance.

The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

Minutes

Minutes of Committee meetings shall be sent to all Committee members and to the external auditors after each meeting.

Approved by the Board of Directors of Harry Winston Diamond Corporation on the 14th day of January, 2008.

APPENDIX 2:        GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm – an embankment of crushed and screened rock fill.

carat – unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core – the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT – carats per tonne.

diamantaire – a professional diamond trader or manufacturer active in the diamond business.

diamondiferous – containing diamonds.

diamonds – a crystallized variety of pure carbon that may be of gem quality.

dike – a temporary structure used to retain or restrict water flow.

dilution – the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade – number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade – is the minimum grade at which a tonne of rock can be processed on an economic basis.

Recovered grade – is actual grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite – A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth’s mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dikes. Kimberlite deposits may or may not contain diamonds.

MCT – million carats per tonne.

mineral reserves:

– mineral reserve: The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

– proven mineral reserve:  The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

– probable mineral reserve:  The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

– mineral resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

– measured mineral resources:  A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

– indicated mineral resources:  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT – million tonnes.

open pit – a mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

pipe – see “kimberlite” above.

polished diamonds – rough stones that have been cut and polished for retail trade.

qualified person – is an individual who:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project, and the technical report; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

reclamation – the restoration of a site after mining or exploration activity is completed.

recovery – a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds – untreated stones in run-of-mine form, which have been boiled and cleaned.

sample – a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

till – a glaciogenic, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.